Contact

www.linkedin.com/in/kacy-qua-ba3861b (LinkedIn)

Top Skills

Entrepreneurship

Business Development

Strategy

Languages

English (Native or Bilingual)

Dutch (Elementary)

Kacy Qua

Innovation + Strategy Advisor, Unlicensed Founder Therapist, Big Problem Fixer

Santa Monica

Summary

From experimenting in cutting edge employment and learning models as an Ed Tech Founder, to leading a prize design team to disrupt our global education system at the X PRIZE, Kacy has partnered with a wide range of visionaries to leverage innovation in solving some of society's biggest challenges.

Self-taught to an early diploma and Ivy League educated, Kacy's path includes advising, facilitating, and consulting for top tier universities, globally renowned companies, innovative foundations, and fast growing startups. These days, she guides impact driven orgs tackling (seemingly) impossible problems related to the climate crisis, poverty, public health, data ownership, and democracy:

• Active Board Member for Propeller.la, a Public Benefit Corp. that connects causes with activists, artists, and resources to drive immense social change in the defining issues of this generation, including voting, mental health, climate, and human/women's rights.

• Advises The Carbonauts, an organization focused on making sustainability second nature, via science based e-courses that teach people to live sustainably.

• Partnered with multi-sector leaders and celebrities to produce pro-Science media to combat the scourge of digital misinformation when COVID-19 pandemic hit.

• Strategic and Innovation Advisor to a founding Clinical and Translational Science Institute (CTSI), focused on speeding the translation of lab discoveries into better public health.

• Mentor for Unreasonable Group entrepreneurs and advisor on topics like Basic Income and Economic / Labor Force development for startups and government teams.

Writing on Basic Income, Ikigai, Entrepreneurship, First Principles, and the Future of Work can be found on Thrive Global and Medium.

Facilitations / speaking engagements: X PRIZE Visioneering, U.S. House of Representatives Congressional Committee on Education and the Workforce, Summit Series, Digital Hollywood, Thiel Summit, Zappos All Hands, Downtown Speaker Series, Venture for America, University of Pittsburgh's Clinical and Translational Science Institute, Burning Man, the Learning Forum, Catalyst Creativ, Close It, and Inbound.

Specialties: Facilitation, Innovation, Strategy, Incentive Prize Design, Self-Organization, Crowdsourcing, Ideation, Future of Work, Basic Income, Design Thinking, Impact Startups, Philanthropy.

Experience

www.kacyqua.com
President
August 2014 - Present (7 years 9 months)
Santa Monica

Advise C-suite execs, startup founders, university leaders, entrepreneurship groups, and philanthropic organizations on strategy, innovation, business development, incentive prize design, product development, social impact, partnerships, and fundraising. Facilitate ideation sessions, workshops, and off-sites.

DIMO
Advisor
February 2022 - Present (3 months)

DIMO is building a user-owned IoT platform that allows drivers to collect and share their vehicle data. Drivers get insights about their vehicle, contribute data to the open ecosystem where it can be used to build new technology and applications, and earn DIMO tokens for participating.

The Carbonauts
Advisor
April 2021 - Present (1 year 1 month)
Los Angeles, California, United States

Business Development and B2B for an org that teaches how to measure and slash your carbon footprint, at home and at work.

Unreasonable
Specialist
October 2018 - Present (3 years 7 months)
www.unreasonable.is

Entrepreneurial mentor for a private global community of renowned policy-makers, billionaires, philanthropists, influencers, and investors — collectively dedicated to scaling the most impactful entrepreneurs of our time.

Propeller
Board Member
August 2017 - Present (4 years 9 months)
Venice, CA

Board member and advisor to CEO on Strategy, Product Development, Brand, Vision, International Growth, and Business Development.

Mannabase
Advisor
August 2018 - October 2020 (2 years 3 months)
www.mannabase.com

Mannabase is an online platform for the world's first Universal Basic Income cryptocurrency.
Manna is distributed by the People's Currency Foundation as a basic human right that every person in the world is eligible to receive, for free. Founded in 2015, Manna has achieved milestones in the cryptocurrency movement, as the first blockchain-based currency to be created and distributed by a tax-exempt nonprofit organization, and the first digital currency to implement a Universal Basic Income as its primary method of distribution.

Qualifyor
Founder and CEO
October 2012 - December 2015 (3 years 3 months)

Founded youth work skills training program in educational region at the bottom of national rankings, after raising over $500k in funding. Designed applications, performed interviews, and recruited two consecutive annual cohorts of talented local teens from area high schools. Developed after school program curricula aimed at hands-on teaching of skills and characteristics demanded by local employers and provided resume-building opportunities including skills competitions and challenges. Brought in vetted mentors and speakers from top local and national companies to present sessions on problem solving, hiring, professionalism, and other difficult-to-teach soft skills. Assessed performance and provided feedback and coaching. Matched coding, graphic design, and social media interns with local businesses. Testified before Congress on the efficacy of Career and Technical training programs.

XPRIZE
Prize Development - Education Prize Design
July 2009 - October 2012 (3 years 4 months)
Playa Vista

Led Education Prize Design for the X PRIZE Foundation, including the initial stage of development for a $10 Million Global Literacy Prize. Conceptualized and designed prize competitions which addressed underlying market failures, incentivized entrepreneurs to solve grand technological challenges, and provided Foundation partners highly leveraged ROI, which stimulated industry growth and investment.

Began tenure on the Global Alliances team doing major gift fundraising and relationship management with Board of Trustees and major donors.

UCLA Anderson School of Management
Consultant - Cisco Systems Emerging Market Strategy
January 2009 - June 2009 (6 months)

Consulting project on Emerging Market Strategy for Cisco Systems, Inc. - analysis of international telecom market research, government/regulatory factors, pricing, and competitive data, to develop a go to market strategy highlighting Cisco's distinct brand & wireless product offerings in emerging markets

Participant Media

Business Development
January 2009 - May 2009 (5 months)

Brand marketing and partnership solutions to promote Participant Productions and Participant's online venture, takepart.com - identifying brand partnership strategies for growing an online community to encourage social action and to support upcoming film releases

Produced a series of presentations on the global economy, technology diffusion, internet networking structure, & the rise in purchasing power by the Millennial generation to educate company on leveraging converging factors as part of growth strategy for the online space

Deloitte Consulting
Summer Associate
June 2008 - August 2008 (3 months)

Consulted on a multi-billion dollar M&A Integration project, combining two large global bio-tech companies

Renne Sloan Holtzman Sakai, LLP
Labor Consultant
May 2006 - June 2007 (1 year 2 months)

Public sector labor consultant - led mgmt team through negotiations and mediation, resulting in new city labor contract which saved $300k in increased pension costs. Secured buy-in and financial authority from the mayor and City Council members, developed a negotiations strategy in line with forecasted city budget

Consultant to top management and member of the negotiating team for a large California Police Department - helped them secure tentative agreements over contentious language

Lockheed Martin Space Systems Company
Labor Relations Representative
October 2002 - May 2006 (3 years 8 months)

Saved LMSSC over $130k in back wages and benefits by arbitrating three labor and employment cases.

Coordinated successful labor negotiations affecting 1100 employees in various U.S. states - advised management representatives from several remote sites, authored, edited, negotiated, and distributed labor proposals and agreements.

Developed long-term relationships with Union representatives to avoid lawsuits, settle grievances, and secure agreements.

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Education

Cornell University
BS, Industrial and Labor Relations

University of California, Los Angeles - The Anderson School of Management
MBA

Københavns Universitet - University of Copenhagen
Certificate, International Business

Singularity University
Certificate, Executive Program

Labor Arbitration Services Inc.
Certificate, Arbitration Advocacy